
November 3, 2020

Ryan L. Smith
Chief Executive Officer and Chief Financial Officer
U.S. Energy Corp.
675 Bering Dr, Suite 100
Houston, TX 77057

> **Re: U.S. Energy Corp.**
> **Registration Statement on Form S-1**
> **Filed October 30, 2020**
> **File No. 333-249738**

Dear Mr. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Loev